Mail Stop 3561

October 11, 2006

George Metrakos, President
Teliphone Corp.
1080 Beaver Hall, Suite 1555
Montreal, Quebec
Canada H2Z 1S8

>   **Re: Teliphone Corp.**
>   **Registration Statement on Form SB-2**
>   **Filed August 29, 2006**
>   **File No. 333-136993**

Dear Mr. Metrakos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include the correct Commission file number. You have used the number of another registrant.

2.   Please reconcile the disclosure regarding your state of incorporation. The legality opinion and some of the other disclosure concerning the jurisdiction of incorporation represent that Delaware is your state of incorporation. However, the cover page of the registration statement indicates it is Nevada.

3. We note that the cover page of the prospectus does not include selling shareholders and that the prospectus does not include the disclosure required under Item 507 of Regulation S-B. However, the disclosure in the "Plan of Distribution" section and the risk factor under the subheading "There is no public trading market …" discusses selling shareholders. Please reconcile and revise accordingly. We may have further comment.

4. If this offering includes stock underlying warrants, it is necessary to disclose on the cover page and wherever else as appropriate. In addition, it is also necessary to reconcile the disclosure throughout the prospectus in this regard. We note that your first discussion of warrants is on page 22 of the "Plan of Distribution," where you state that you will receive proceeds only upon exercise of the outstanding common stock purchase warrant. However, on page 2 and page 27 under "Warrants," you disclose that you have no outstanding warrants. Please revise accordingly.

5. Confirm, if true, that counsel is acting within all rules and procedures applicable to both counsel and the company in serving as the escrow agent in this matter. Also, describe the steps counsel has taken to ensure that the monies of the offering will not be commingled with any other funds of either counsel or the company.

6. Please include page numbers in the financial statements section of the filing.

Front Page of the Registration Statement

7. Please include the registrant's address on the front page of the registration statement.

8. We note the statement that, "The most recent price paid for our common stock in a private placement was $.50." Please include the date of the private placement and include the transaction in Part II, Item 26 of the registration statement.

Cover Page

9. Please highlight the risk factor cross-reference by prominent type or in another manner.

10. Please remove the following from the cover page of the prospectus, as pursuant to Item 501 of Regulations S-B: "The offering price may not reflect the price of our shares after the offering."

11.   Please reconcile the last sentence before the table with the table regarding commissions. Please affirmatively state whether the company plans to sell the securities through a broker/dealer. Also, remove footnote 3 or explain why it should not be removed. If you do not remove it, please indicate which part of the text it is referencing by the use of the footnote indicator.

Prospectus Summary, page 1

About Our Company, page 1

12.   Disclose the telephone number of the principal executive offices.

13.   Please include the name of the company at the time of incorporation in 1999.

14.   Please disclose the date in which the company began its operations as a telecommunications company.

15.   Please explain the phrase "next generation internet based telephony and mobile telephony communications."

16.   Please provide a reasonable basis for the statement "high growth market segment effective" or remove.

17.   Throughout the prospectus please clarify, expand and update the disclosure regarding the spin-off that you reference. Provide all relevant dates.

18.   We note the disclosure here and throughout the prospectus that, "Teliphone is focused on the development and marketing of Voice Internet Protocol (VoIP) solutions." Please explain the term Voice Internet Protocol in more detail.

19.   At the end of the fourth paragraph of this section you reference "various carrier agreements, telecommunications services agreements with wireless internet access providers and various retail and distribution agreements." Please ensure that you describe the principal terms of each material contract in the business section and that you file each agreement as an exhibit.

The Offering, page 2

20.   Please reconcile the following two statements, the first from this section and the second from page 22 the "Plan of Distribution" section:

- "There are currently no options to purchase shares of common stock outstanding as of August 18,2006 and there are no additional shares of common stock available for future issuance under our stock option plans and there are no outstanding warrants to purchase additional shares of common stock"; and

- "We will receive none of the proceeds from the sale of the shares of common stock by the Selling Shareholders, except upon exercise of the outstanding common stock purchase warrant."

Summary Financial Data, page 2

21.   Please revise your table to ensure all data agrees to your financial statements included in your filing. For example, balance sheet data at June 30, 2006 does not agree to the June 30, 2006 balance sheet included in your filing.

Risk Factors, page 5

22.   In the first paragraph you state that, "Our most significant risks and uncertainties are described below; however, they are not the only risks we face." Please revise to disclose that you have discussed all of the material risks.

23.   Please avoid the generic conclusion you reach in some of your risk factors that the risk "could negatively affect us" (in the risk factor "Because of our potential success…") and "could have a negative effect on our business" (in the risk factor "Future new technologies…"). Instead, replace this type of language in the risk factors with specific disclosure of how your business and operations would be affected.

24.   Please revise your risk factor subheadings to state the material risk to potential investors. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize. For example, some of your subheadings merely state facts or describe uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to state succinctly the risks. In addition, please revise the risk factor narratives to state succinctly the risks and only those risks disclosed in the subheadings.

25.   Please highlight the risk factor subheadings through numbering, bold type, underlining or in another clear manner.

Risks Related to Our Financial Condition, page 5

"We have a Limited Operating History …," page 5

26.   With regard to your first risk factor, please reconcile the amount presented as your net loss since inception to June 30, 2006 of $653,631 with your accumulated deficit of $978,937 presented on your June 30, 2006 balance sheet.

27.   Based on the disclosure in Note 2 to your audited financial statements, you emerged from the development stage with the reverse acquisition with OSK Capital II in April 2005. In risk factor one, please remove the description "development stage telecommunications company."

28.   In risk factor one, please reconcile the amount presented as losses from inception ($653,631) to the accumulated deficit on your balance sheet.

29.   We note the statement in risk factor one that, "These losses have resulted principally from costs incurred in our research and development programs and from our general and administrative costs." Please reconcile this statement with the disclosure in the financials statements for the year ended September 20, 2005 in which the company's had a loss after costs of revenues of $264,499. Please compare the costs of revenues with the operating revenues.

We Require Additional Financing …," page 6

30.   We note the statement in risk factor two that, "We currently do not have any commitments or arrangement to obtain any such funds of that which is being provided by our parent company." Please reconcile this statement with the fact that the company is raising funds in this offering. Also discuss the effect that the spin-off will have on the company's ability to receive funding from its parent company after completion of the spin-off.

31.   In risk factor two, please clearly disclose whether the company has outstanding warrants or stock options.

Risks Related to Our Business, page 6

"Decreasing telecommunications prices ...," page 6

32.   Please explain "domestic and international telecommunications prices."

"If VoIP technology fails …," page 6

33.   Please provide the basis of the third and fourth sentences of this risk factor.

<u>"Certain aspects of our service are not the same …," page 7</u>

34.   We note that most of the disclosure on pages 7-8 is long and technical. Some of the information could be discussed in other parts of the prospectus, such as the business section. Please revise this risk factor and other similar risk factors accordingly.

<u>Flaws in our technology and systems …," page 8</u>

35.   We note the disclosure to "our technology" and "our network." Please revise to explain the company's ownership interests in such properties.

<u>As a result of being a public company …," page 9</u>

36.   It appears that this risk factor could apply to any issuer. Please revise to explain how the risk factor specifically applies to your company or remove.

<u>"Because much of our potential success and value lies …," page 9</u>

37.   Please explain the pending patent applications and identify the owner of each of the patent applications which your reference. Also, state the application number of each.

<u>Risks Related to Regulation, page 10</u>

<u>"The success of our business relies …," page 11</u>

38.   Provide more detailed disclosure regarding whether suppliers of broadband Internet access have a legal obligation to allow their customers to access and use their service without interference.

39.   State whether or not your 911 services are acceptable to the FCC.

40.   Clarify whether you have fully complied with the June 3, 2005 FCC Order regarding notification of customers and their confirmation of notification.

<u>"The Level of Competition is Increasing …," page 12</u>

41.   Clarify whether "numerous small companies" <u>have</u> or merely <u>could</u> enter the market.

"We Are Exposed To Potential Liability Claims …," page 12

42.   Please define "professional liability" and "clinical trial."

43.   Describe in greater detail the insurance you have.

Risks related to Our Common Stock and to the Offering, page 12

"Future Sales of Common Stock could depress the price …," page 12

44.   To the degree practical, disclose how many of the 32,893,843 shares are owned
        by persons who are not affiliates. Also describe those shares which would be
        subject to the Division's interpretive letter to Ken Worm dated January 21, 2000.

"Once publicly traded …," page 13

45.   We note that most of the disclosure on pages 13-14 is long and technical. Some
        of the information could be discussed in other parts of the prospectus, such as the
        plan of distribution section. Please revise the risk factors accordingly.

"We will incur increased costs …," page 15

46.   It appears that this risk factor could apply to any issuer. Please revise to explain
        how the risk factor specifically applies to your company or remove.

Investors in our common stock will experience immediate and substantial dilution as a
percentage of their holdings, page 15

47.   Please provide separate disclosure for the common and preferred shares regarding
        number and value.

Forward-Looking Statements, page 15

48.   We note your disclosure that the forward-looking statements apply only as of the
        date of this prospectus. Please note that you are required to amend your
        registration statement to update the information as required by Section 10(a)(3) of
        the Securities Act or to disclose any fundamental change in the information in the
        registration statement or additional or changed material information on the plan of
        distribution. Please disclose this obligation.

Use of Proceeds, page 16

49.   Provide the basis for your belief that you will sell all of the shares you are offering in this registration statement or remove the paragraph.

50.   Please revise this section to clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated uses. The disclosure should specifically state that the use of proceeds will not vary except in the circumstances you reference. It should also state how the use of proceeds would be different. Please refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Also, please remove the last sentence of this section in the third paragraph on page 17, which sentence begins: "It must be noted …"

51.   Separately state the offering expenses (approximately $100,000 plus 10% as disclosed in the prospectus summary) from the rest of the proceeds.

52.   Please describe the use of proceeds if less than the maximum amount is raised, including the use of proceeds if only the minimum is raised. See Item 504 of Regulation S-B. Provide clear minimum/maximum scenarios since the minimum proceeds would be approximately $350,000 ($100,000 for legal/accounting + 10% of proceeds for brokerage fees). According to your disclosure, it appears your maximum net proceeds would be $4.4 million, not $4.5 million as disclosed ($100,000 for legal/accounting + $500,000 in broker fees calculated as 10% of $5 million offering).

53.   Please discuss whether officers and directors will purchase shares in this offering, including purchases to reach the minimum.

Professional and Brokerage Fees, page 17

54.   Please clearly indicate here and in the plan of distribution section, whether the company has entered into negotiations with any broker-dealer to offer or sell the securities for the company. If yes, please name the broker-dealer and describe the negotiations and any agreements or likely agreements between the company and such broker-dealer.

Product Development, page 17

55.   Please provide an estimate of the amount spent during each of the last two fiscal years on research and development activities. See Item 101(b)(10) of Regulation

S-B. We note your statement that you currently spend "on average $150,000 per year on activities related to the continuous development and improvement of [y]our technology." Please reconcile this statement with the disclosure in the financial statements. Upon review of the audited financial statements, the company spent $128,771 in research and development for fiscal year 2005 and $0 in research and development for the year to date in 2006. Please be more specific than "on average $150,000 per year." In addition, substantiate your assertion regarding the amounts.

56.   Please clearly indicate whether the funding of the $450,000 for research and development for the next 12 months will come from the proceeds raised in this offering. Please explain how the company will fund such research and development if the maximum is not raised.

Fixed Costs, page 17

57.   Please disclose the basis for your statement regarding an increase in your telecommunications and web-based traffic or remove.

Sales and Marketing, page 17

58.   Ensure that you disclose the principal terms of all material agreements in the business section. Also file each agreement as an exhibit.

59.   Please disclose how the company will fund its investment of $900,000 into new clients for VoIP services if the maximum is not raised.

60.   We note the statement that, "We require an investment to increase our customer base to a point where our profits can be reinvested to acquire additional clients. We estimate that this will be when we grow an additional 10,000 clients." We note that company's current cost of revenues and operating expenses greatly exceed operating revenues. Please provide a reasonable basis for the statement or remove. We further note the statement that, "At this level of customers, along with our existing customer base in this segment, we will have achieved an annualized revenue rate for this segment of $2.8 million per year." Please provide a reasonable basis for the statement and include the cost of revenues and operating expenses or remove. It appears that this discussion and similar disclosure may be more appropriate in the "Management Discussion and Analysis" section.

CallOnA.com Services, page 18

61.   It appears that you have changed the Pink Sheets symbol. Please advise us and revise the prospectus as appropriate. Also explain in more detail the statement

that your "symbol shall change upon the acceptance … by NASSDAQ."

62.   Please substantiate your estimates of an average 3 minute phone call, $0.04 per call cost, etc.

63.   We note the statement that, "We anticipate that this will generate at least 5 million unique users, which could potentially generate up to $1.2M of annualized revenue on publicity alone." Please provide a reasonable basis for the statement and include the costs of revenues and operating expenses or remove. It appears that this discussion may be more appropriate in the MD&A section.

Determination of Offering Price, page 18

64.   We note the statement that "after consultation with our underwriters …" Please name your underwriters.

Dilution, page 19

65.   Your tabular disclosure does not agree to your narrative. For example, you present net tangible book value per share after the offering as $3,846,309, whereas your narrative correctly discloses this amount as $0.08. Ensure your tabular presentation includes the net tangible book value per share before and after the offering and the increase in net tangible book value per share attributable to new investors. Also, consider using a tabular presentation showing the components of the denominator and numerator of the pro forma book value per share calculation.

Plan of Distribution, page 20

66.   Please name the officers that will be selling the common shares in this offering.

67.   Please file the subscription agreement as an exhibit.

68.   Please revise the disclosure regarding the selling shareholders in accordance with the terms of the offering.

Legal Proceedings, page 23

69.   We note that most of the disclosure in this section duplicates the disclosure on page 25. Please revise to remove duplicative disclosure and to comply with Item 103 of Regulation S-B.

Directors, Executive Officers, Promoters and Control Persons, page 24

70.   Please clarify why the directors of various company operations are named in this section. If they are required to be named, please include their names in the list and identify them as significant employees as applicable. Also clearly identify which company the officers, directors or significant employees are affiliated if different from Teliphone Corp.

71.   For each officer, director and significant employee, please describe all employment during the past five years. See Item 401(a)(4) of Regulation S-B. In the description, please include the name and business of the person's employer, beginning and ending dates of employment, the positions held and a brief description of the employer's business.

72.   Please provide the name of the entity providing the award to Mr. Metrakos.

73.   Please describe how Mr. Ratthe "leads" the team of 60 resellers and two sales representatives.

Compliance with Section 16(a) of the Exchange Act, page 25

74.   Please update this section.

75.   In the last sentence, replace the word "report" when you refer to the registration statement or prospectus.

Compensation of Board Members, page 26

76.   Provide an appropriate heading for the executive compensation section.

77.   In conformity with Item 402 of Regulation S-B, provide a table or tables for executive compensation for the past three completed fiscal years for the company and its acquisition.

78.   We note the disclosure that Mr. Metrakos is "currently compensated $50,000 annually through our majority-owned subsidiary Teliphone Inc." Please explain the company structure and describe this structure in more detail in the description of business section. Also describe the other "subsidiaries." We may have further comment.

Security Ownership of Certain Beneficial Owners and Management, page 26

79.   Please update the table.

80.   Please state in the table whether the named beneficial owners hold outstanding options. If yes, provide a footnote to the owner's name in the table. Disclose the number of options in the footnote.

81.   In Note 4 to the beneficial ownership table you have stated: "Uama [United American Corporation, which owns 78.2% shares of common stock of the registrant] intends to pay a special dividend of Teliphone's shares to its shareholders once Teliphone is trading and is financially independent of its founding parent." Please disclose the number of shares it will include in the special dividend. Also, explain when Teliphone will be "financially independent of its founding parent."

82.   We note the statement in Note 1 under the table of beneficial owners that, "Applicable percentage of ownership is based on 32,893,843 shares of fully diluted common stock." In view of your disclosure that the number of outstanding shares is 31,089,520, the above statement could, but not necessarily does, indicate that you are registering stock underlying options. Please advise us of the following uncertainty and make any applicable changes in the disclosure.

Description of Securities, page 27

Common Stock, page 27

83.   Please describe any dividend and preemption rights as required by Item 202(a) of Regulation S-B.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities; Anti-Takeover, Limited Liability and Indemnification, page 27

84.   Please provide the disclosure required by Item 510 of Regulation S-B.

Certain Relationships and Related Transactions, page 29

85.   Ensure that you disclose the related transactions, providing all the information Item 404 of Regulation S-B requires, including, but not necessarily limited to the loan payable to the related party, as shown on page 3.

Accounting Matters, page 29

86.   Please revise the statement that, "Both Legal Counsel and Experts have no interest in this registration statement …" to include the August 18, 2006 issuance of 25,000 shares of stock to Joseph I. Emas, counsel, as disclosed on page II-2 of the registration statement. Revise the "Interest of Named Experts and Counsel" section accordingly.

Additional Information, page 29

87.   Please revise to provide the correct street address of the Commission, that is, 100 F Street, NE.

88.   Please remove the language "are qualified in their entirety by reference to each such contract …" Alternatively, state that all material terms of each contract are disclosed in the prospectus.

Description of Business, page 31

89.   Please revise the business section to remove duplicative disclosure.

90.   Please substantially revise your document, particularly the business section, replacing technical jargon and language with plain English so that the ordinary reasonable investor can understand your disclosure. For example, the disclosure on page 32 that "VoIP communications are carried as data packets and require a broadband Internet connection that has sufficient bandwidth to deliver uninterrupted data" is disclosure that should be revised into plain English. Also, special terms that would not be understood by the ordinary reasonable investor should be defined the first time they are used. Please refer the Staff Legal Bulletin 7 and its update, which are located at http://www.sec.gov/interps/legal/slbcf 7.htm and http://www.sec.gov/interps/legal/cfslb7a.htm, respectively and revise your disclosure accordingly.

91.   We note various comparative factual assertions, qualitative statements, and projections throughout your registration statement, especially, but not limited to your business section. Please note that the reasonable basis for all such assertions, statements, and projections must have a reasonable basis and be clear from the text of the prospectus. Please provide us with the reasonable basis of support for such statements and summarize the support in your disclosure. If a third party is the source of the information, please name the third party and the publication where the information can be found. If the information is not readily available to the public, please file the third party's consent to being named in the prospectus and to the summary contained in the disclosure. If you cannot provide us with the reasonable basis for these assertions, you should delete them.

92.   We note that a significant amount of the disclosure in the business section is
        promotional rather than factual. Please significantly revise the business section to
        remove promotional statements.

Company History; Organization within the Last Five Years, page 31

93.   Please describe the business combination between Teliphone Inc. and OSK
        Capital II Corp. See Item 101(a) of Regulation S-K. Please disclose the principal
        terms of the combination, name the parties negotiating the combination, disclose
        the method used in determining the acquisition price, name any third parties that
        were involved in the combination and the compensation paid to them, and
        disclose the effects of the acquisition on the management and control persons of
        OSK Capital II. Disclose any relationship between OSK Capital II, its officers,
        directors and affiliates and Teliphone Inc. prior to the combination. Also,
        disclose whether finders' fees or consulting agreements were provided as part of
        the combination. Please file all agreements relating to the combination as
        exhibits.

94.   Please clearly indicate here and throughout the registration statement, whether
        Teliphone Inc. merged into Teliphone Corp. (OSK Capital II Corp.) whereupon
        Teliphone Corp. became the surviving entity.

95.   Please explain the spin-off in more detail, including the purpose of the spin-off
        and when the company determined to enter into the spin-off. Please explain
        whether the spin-off was a consideration when entering into the merger with
        Teliphone Inc.

96.   Ensure that you disclose the principal terms of all material agreements you have
        referenced. Also, name the parties to all the material agreements which you have
        referenced. In addition, file them as exhibits.

Business Overview, page 32

97.   Please explain and disclose the basis of your description "high growth market
        segment effective" in the first paragraph of this section. If you cannot provide a
        reasonable basis for the statement, you should remove it. Also, disclose the basis
        of the growth rate in new VoIP subscribers in the fourth and fifth paragraphs.

98.   In the first paragraph at the top of page 34, provide an estimate of your revenues
        during the last fiscal year in each of Quebec, Ontario and the state of New York.

99.   We note the statement that "Teliphone agreed to issue 35 class A voting shares of

its common stock." Please explain this class A voting shares of common stock in the "Description of Securities" section. Please clarify whether the class A voting shares is a separate class than the common stock to be sold in this offering. If so, please explain the differences and include the class in the beneficial ownership table. Also include the issuances of these securities as required under Item 26 of the registration statement. We may have further comment.

100. In the second paragraph on page 34, please clarify whether the registrant, Teliphone Corp. plans to issue securities. Please disclose the status of Teliphone Inc.

101. Please explain in more detail the statement that, "Teliphone also agreed to make available to the customers of Intelco Communications certain proprietary software for broadband telephony use."

Products and Services, page 34

102. Please describe in more detail the statement "value-added telecommunications."

VoIP Phone Market, page 34

103. Describe in greater detail the basis for the assertions in this section or remove.

Services Sold Direct to Customer, page 34

teliphone Mobile VoIP and Single Point of Contact services (MobilNation), page 34

104. On page 35, explain, or cross-reference an explanation of, the company's Retail Sales Points.

Wholesale Services, page 36

105. Identify the other party to the Preliminary Letter of Intent. Also, disclose the status of the negotiations with the other telecommunications resellers.

CallOnA.com, page 36

106. Please provide us the documents, or excerpts from the documents, on which you have based your statements regarding the research of The Kelsey Group.

Growth Strategies, page 38

107. In the last paragraph on page 38 please define "white-label partnerships."

Phase 2 …, page 39

108.   Update this section to the latest date practicable.

Advertising and Marketing, page 39

109.   Ensure that you describe the principal terms of all material agreements you have referenced in this section. File each as an exhibit, including, but not limited to, the October 12, 2004 agreement with XO Communications Inc.

Intellectual Property, page 41

110.   Describe the intellectual property which you reference and your ownership interests.

VoIP E-911 Matters, page 43

111.   Update the second paragraph of this section to the latest date practicable.

Provision of 911 Services, page 44

112.   Update the first paragraph to the latest date practicable.

Our Employees, page 44

113.   Please disclose the number of full-time employees as required by Item 101(b)(12) of Regulation S-B.

Retail Outlets, page 45

114.   Please describe the company's relationship to the retail outlets.

Management's Discussion and Analysis of Financial Condition Plan of Operations, page 45

115.   We believe your MD&A section could benefit from expanded "Overview" sections that offer investors an introductory understanding of Teliphone Corp. and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company

earns or expects to earn revenues and income; the identity of the company's primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both

this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-K.

Results of Operations, page 46

116.   For each period discussed, please revise MD&A to describe and quantify your sources of revenue (i.e. residential and business) consistent with your response to our prior comment 2. Also, revise to discuss the amount of research and development expenses for each period presented.

Liquidity and Capital Resources, page 48

117.   Please revise your disclosure to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant period-to-period variations in the line items for the interim period ended June 30, 2006.

118.   Please revise to discuss the fact that you are in the process of raising monies by offering 20,000,000 shares of common stock at $0.25 per share. Disclose how you intend to use the funds generated (e.g. repay debt, working capital, etc.).

Certain Relationships and Related Transactions, page 50

119.   Some of the information on pages 50-52 duplicates disclosure in other parts of the prospectus. Please revise to remove duplicative disclosure.

Market for Common Equity and Related Stockholder Matters, page 50

120.   It appears there is a typographical error in this section regarding the minimum offering. Please reconcile the disclosure in this section, which states that the minimum offering is 20,000,000 shares, with the cover page which states that 2,000,000 shares is the minimum offering.

121.   Please disclose the amount of common stock that could be sold pursuant to Rule 144 under the Securities Act as required by Item 201 of Regulation S-B. Please disclose the amount of securities that are subject to the Division's interpretive

letter to Ken Worm dated January 21, 2000.

Outside Back Cover Page of the Prospectus

122. The advice to dealers of their prospectus delivery requirements should be on the outside back cover page of the prospectus, rather than the inside front cover page, where you have placed it. See Item 502(b) of Regulation S-B.

Audited Financial Statements

Report of Independent Public Accounting Firm – 2004

123. We note that you responded to our prior comments 3 and 5 by filing the report covering the shell company's financial statements for fiscal years 2003 and 2004. The shell company's financial statements and related audit reports are irrelevant due to the reverse acquisition. Please delete this report from the registration statement and file an audit report covering the restated 2004 financial statements of Teliphone. Note that the audit report dated July 13, 2005 covering the 2004 financial statements of Teliphone as filed in the merger Form 8-K may not be filed in the SB-2 unless it is redated or dual-dated to reflect the subsequent audit of the US GAAP-based financial statements and the retroactive restatement to reflect the effect of the reverse acquisition.

Statement of Operations

124. We note that Teliphone reported a net loss of $31,220 for the period from August 27, 2004 to September 30, 2004 in the amended Form 8-K filed on April 7, 2006 yet the financial statements for this period as filed in the SB-2 report a net loss of $29,530, a difference of $1,690. It appears that the difference represents Accumulated Other Comprehensive Income (Loss), please explain why it is included in net loss in the 8-K.

Statement of Stockholders' Equity

125. Your statement of stockholders' equity does not appear to properly present the recapitalization. The initial capitalization at August 27, 2004 and net loss and accumulated comprehensive loss for 2004 should be that of Teliphone, except the initial number of shares issued (100) should be adjusted to reflect the exchange ratio inherent in the merger. Accordingly, we would expect to see 27,010,000 shares issued during 2004 and outstanding at the end of that year. The valuation of those shares should remain unchanged. The recapitalization should be reflected in the period in which it occurred, the fiscal year ended September 30, 2005. The recapitalization transaction should assume the issuance of 3,416,000 shares to the shell company along with the par value (i.e. $3,416) and related

additional paid-in capital (i.e. $66,554). Finally, the accumulated deficit of the shell company at the acquisition date should be eliminated with an offsetting entry to additional paid-in capital. Further adjustments to additional paid-in capital may be required.

126.   In connection with the comment above, please revise your calculation of weighted average shares and earnings per share for the years ended September 30, 2004 and 2005.

Notes to Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

127.   Please revise your revenue recognition policy to clarify how and when you recognize activation and disconnect fees (e.g. over term of service contract). In connection with your response, tell us how your revenue recognition policy complies with the guidance in Question 1 of Section A(3)(f) of SAB 104.

128.   Please revise your revenue recognition policy to clarify how and when you record commissions paid to wholesalers (e.g. as an expense or adjustment to revenue). In connection with your response, tell us how your policy related to these commissions complies with the guidance in Issue 1 of EITF 01-9.

129.   For your retail sales, we note you refund the customer the equipment charge over a three-month period if the customer satisfies the minimum service period. Since you refund the equipment charge to customers when minimum service requirements are met, it appears that the price of the equipment is neither fixed nor determinable and cannot be recognized as revenue in accordance with SAB 104. Furnish a complete explanation of how you recognize revenue relating to equipment, how you account for the refund, and identify the minimum service period. Please reference the specific literature that supports your accounting policy and explain how the literature is applicable to your fact pattern. Provide the accounting for a sample transaction involving the sale of equipment to a customer through a re-seller. Please revise your revenue recognition policy to clarify your accounting for equipment sales and refunds.

Note 10 – Subsequent Events

130.   We reviewed your response to our prior comment 7. Your response did not address our comment. As you plan to account for the transaction with Iphonia as an asset acquisition, tell us how you determined this accounting treatment, and related reporting requirements, is consistent with Rule 11-01(d) of Regulation S-

X. Please provide us with an analysis that addresses each of the conditions of Rule 11-01(d) of Regulation S-X. If this transaction is considered to be a business combination that is material at the 50% level, financial statements of Iphonia are equired to be filed in the SB-2.

Interim Financial Statements

General

131. Please reconcile the amounts presented in the financial statements for the period ended June 30, 2005 with those presented in Form 10-QSB/A filed June 13, 2006 for the period ended June 30, 2005. Tell us why several of the figures have changed, including revenue, gross profit, net loss, earning per share and total cash flows from each category (operating, investing, financing).

Interim Statements of Operations

132. Please revise to disclose earnings per share information for each period presented in accordance with SFAS 128.

Notes to Financial Statements

Note 10 – Subsequent Events

133. Tell us how you plan to account for each component (e.g. Teliphone stock issuance and valuation, line of credit, software license, etc.) of the agreement with 3901823 Canada, Inc. entered into in July 2006. Please cite the relevant authoritative literature supporting each of your conclusions.

Exhibit 23.3 – Consent of Independent Registered Public Accounting Firm

134. We note Schwartz Levitsky Feldman consented to the use of an audit report that was not actually included in your registration statement. Please revise to provide a current consent from Schwartz Levitsky Feldman LLP for the audit report that is included in your filing.

Other Regulatory

135. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide current consents of the independent accountants in any amendments.

Part II

Recent Sales of Unregistered Securities, Page II-2

136.   In this section, please describe each transaction in which the company has sold
        unregistered securities in the last three years as required by Item 701 of
        Regulation S-B. For example, we note the disclosure in Note 6 to the Condensed
        Consolidated Financial Statements of OSK Capital II Corporation that on August
        11, 2005, the company entered into 10% convertible debentures with various
        individuals. Please describe each issuance of securities, including the names of
        the individuals, the exemption under the federal securities laws and the facts
        relied upon to make the exemption available.

137.   For each of the transactions involving the issuance of the company's restricted
        stock on August 18, 2006, please describe the facts relied upon to make the
        exemption available. For example, financial sophistication, general solicitation
        etc.

138.   For the shares which you have issued in exchange for services, please disclose the
        type and extent of services the recipient of the shares has provided.

139.   Please explain the statement "[w]e likewise issued the following securities on
        August 18, 2006 as restricted stock in order to convert debt from our parent
        company United American Corporation into common stock." Please describe the
        issuance of debt.

140.   For the shares you have issued to your parent in return for debt, disclose whether
        the parent or a subsidiary of the parent lent you the money and disclose the
        amount of the debt you have repaid. Also ensure that you include transactions in
        this regard in the certain relationships section, as appropriate.

141.   Please describe any issuance of the company's securities in connection with the
        reverse merger of OSK Capital II with Teliphone Inc.

142.   In this section, please describe the proposed spin-off and how the transaction
        complies with each element of Staff Legal Bulletin No. 4. In particular, please
        describe whether the parent, United American Corporation, has held the
        "restricted securities" of Teliphone Corp. of Nevada for two years as required by
        SLB 4. We note the disclosure in this section that the company issued its
        securities to United American Corporation on August 18, 2006 as "restricted
        stock." Please describe each transaction in which United American Corp.
        acquired the 25,737,785 shares of the company's common stock as disclosed on
        page 26. We may have further comment.

Exhibits

143.   Please file as an exhibit a list of all your subsidiaries, the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business. See Item 601 of Regulation S-B.

144.   Please comply fully with Item 601(a)(1)(10) of Regulation S-B regarding the need to file material agreements. We note that you have filed none of the several agreements which you have referenced in the prospectus. Examples include the rental agreement and the cash advance agreement between related companies, 3894517 Canada Inc. and Teliphone Inc. See also Item 601(b)(10).

145.   We have reviewed the legality opinion. Please ask counsel to revise as follows:

   •   Reference the state of Nevada exclusively, rather than sometimes referencing the state of Delaware; and

   •   Please revise number three of the opinion if appropriate. The prospectus provides conflicting disclosure as to whether the shares are being offered by the company or by selling shareholders. Please resolve this issue before counsel revises the opinion.

Signatures

146.   George Metrakos should also sign as controller or principal accounting officer. See "Instructions for Signatures" at the end of Form SB-2.

Exchange Act Reports

147.   Please review your current Form 10-KSB, Forms 10-QSB, and other Exchange Act Filings to comply with these comments as applicable.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds

Assistant Director

cc: Joseph Emas, Esq.
        Fax: 305-531-1274